UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 8, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
President & CEO

Date: July 10, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO UPDATES STATUS OF GIBRALTAR MINE

July 8, 2008, Vancouver, BC - Taseko Mines Limited (TSX:TKO; AMEX:TGB) wishes to provide an update on its Gibraltar Mine. As announced on May 8, 2008 the main transformer for the new SAG mill failed resulting in a 16-day outage of the concentrator. An investigation into the failure of the transformer indicated that it had a defect when it was purchased, and it was this defect that was the root cause of the failure. Taseko is now pursuing warrantee coverage from the supplier as well as loss of business insurance.

During this unscheduled outage, maintenance personnel utilized the available time to work on further mill upgrades, chute repairs and areas affecting material flow that have been impacting concentrator performance.

The 3.3 million pounds of copper production lost in May, combined with higher than normal operating costs due to the accelerated maintenance activities referred to above, as well as a change out of the SAG mill liners after 6 months of operation will have a direct impact on Taseko's third quarter financials.

Since January, the mill operation's team has made steady progress towards integration of all the concentrator circuits from the primary crusher, the SAG mill and into the downstream secondary grinding and recovery systems as defined in the Phase I scope of work. The integration of these milling circuits has been more challenging than anticipated. While targeted operating levels for the SAG mill, ball mills and flotation system have been achieved on an individual basis, optimizing how each circuit works and interacts with the others is taking longer than planned.

The following table shows the average daily production rates that have been achieved over the past six months.

	Average Production Rates (pounds per day)	Annualized Production Rates (millions of pounds)
January	103,400	37.7
February	114,900	41.9
March	177,900	64.9
April	144,900	52.9
May*	168,700	61.6
June**	178,800	65.3
 * Exclusive of 16 day outage due to failure of transformer.
**Exclusive of three day outage to change SAG mill liner.

Daily production rates are expected to steadily increase over the coming months.

The Phase II expansion is continuing on time and budget with the cleaner cell installation complete and expected preliminary circuit operation commencing by the end of July.

Mine operations commissioned the first of two new production drills in June and are now preparing mining areas in anticipation of the arrival of the new 60 yard mining shovel. This is the first of the three new 60 yard mining shovels that are required to provide feed for the anticipated 85,000 ton per day concentrator capacity.

Russell Hallbauer, President and CEO of Taseko commented, "While uncontrollable events, such as the failure of the transformer are unfortunate and will affect our financial performance in the near-term, we remain focused on integrating and optimizing our new concentrator circuit and adding our Phase II upgrades as expeditiously as possible to coincide with the mining department's ramp up in daily mining rates.

"We expect our increasing copper production trend to continue in the months ahead as we capitalize on ongoing circuit integration of both our Phase I & II expansion and modernization programs.

"With copper prices in the $3.90/lb range, our Phase I production levels nearly achieved and our Phase II construction program advancing as planned, we are making excellent progress in all areas of our business plan and are excited about the next step change we see coming in our operations."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.